TTI Telecom Announces Agreement to Acquire Telesens LLC


Petach Tikva, Israel, December 10, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that it has signed a definitive agreement to acquire Telesens LLC, a software house headquartered in the Ukraine with a strong presence in the CIS (Commonwealth of Independent States) market.

Telesens, with an annual turnover of over $2 million and approximately 100 employees, has been developing, implementing and promoting software solutions and related professional services for the telecommunications market since 1998. Amongst Telesens' customers are Kievstar, Kazakhstan Telecom, UKR Telecom and MTS Ukraine.

The acquisition of Telesens is part of TTI Telecom's strategy to expand its sales platform within strategic territories, as well as to lower software development costs through offshore development and be better equipped to develop new products for growing markets.

"This acquisition is an excellent growth opportunity for TTI Telecom," said Meir Lipshes, CEO and Chairman of the Board. "Bringing Telesens onboard achieves two important goals for TTI Telecom, enlarging and enhancing our footprint in the CIS market and enabling us to provide more cost-effective and efficient software solutions to our customers worldwide through off-shore development. I believe that within the first year of the acquisition, we will see a positive contribution to our financial results."

Under the terms of the agreement, the aggregate purchase price is $ 2.7 million, subject to downward adjustments related to amongst other, actual 2007 annual turnover and certain performance parameters, and will be paid in cash over a three-year period. The acquisition is subject to customary closing conditions and is expected to close in mid-January 2008.


About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
                                   -------------------
Caution Concerning Forward-Looking Statements
This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected timing of the closing of the acquisition by TTI Telecom of Telesens, TTI Telecom's and Telesens' ability to close the acquisition, the expected benefits of the acquisition, the expected performance and features of Telesens' and any TTI Telecom and Telesens combined products, the impact of the acquisition on future innovation of TTI Telecom's and Telesens' products and TTI Telecom's expectation with respect to support and investment in existing Telesens products. These statements are based on the current expectations or beliefs of management of TTI Telecom and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to (1) changes in economic, business, competitive, technological and/or regulatory factors, (2) failure to receive regulatory approval for the acquisition, (3) difficulties encountered in integrating Telesens business following the closing, (4) failure to compete successfully in this highly competitive and rapidly changing marketplace, (5) failure to retain key employees, (6) other factors affecting the operation of the respective businesses of TTI Telecom and Telesens and (7) other risk factors which are detailed in TTI Telecom's filings with the Securities and Exchange Commission. TTI Telecom is under no obligation to, and expressly disclaims any such obligation to, update or alter their respective forward-looking statements, whether as a result of new information, future events, or otherwise.

For additional Information,
please Contact:

Lee Roth / Marybeth Csaby                   Yochi Eisner
KCSA Worldwide                              Director, Proposals and Marcom
Lroth@kcsa.com / Mcsaby@kcsa.com            TTI Telecom
Tel: 212-896-1209 / 1236                    info@tti-telecom.com
                                            www.tti-telecom.com
                                            Tel: +972-3-926-9700
                                            Fax: +972-3-922-1249